File No. 70-10177

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Northeast Utilities,	)	CERTIFICATE PURSUANT TO RULE 24
NU Enterprises, Inc.	)	UNDER THE PUBLIC UTILITY HOLDING
Select Energy, Inc.	)	COMPANY ACT OF 1935
on Form U-1	)	

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27868, June 30, 2004, and HCAR No. 35-27868A, July 2, 2004, File No. 70-10177) ("Order").

For the quarter ended June 30, 2005, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

As of June 30, 2005, NU's aggregate investment in EWGs was approximately $448.2 million, or 59.4% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $755.1 million.

2) A computation in accordance with rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU's common equity, all as of the end of the quarter.

	As of June 30, 2005	
	(Thousands of Dollars)	**%**
NU's aggregate investment in EWGs	$ 448,174	- %
a) Total consolidated capitalization	6,885,062	6.5
b) Net utility plant	6,075,216	7.4
c) Total consolidated assets	11,950,556	3.8
d) Aggregate market value of NU's common equity	2,705,442	16.6

3) Consolidated capitalization ratios of NU, CL&P, PSNH and WMECO as of the end of the quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s):

NU Consolidated	**As of June 30, 2005**	
	(Thousands of Dollars)	**%**
Common shareholder's equity	$ 2,102,369	30.5 %
Preferred stock	116,200	1.7
Long-term and short-term debt	3,216,732	46.7
Rate reduction bonds	1,449,761	21.1
	$ 6,885,062	100.0 %

The Connecticut Light and Power Company (CL&P)	As of June 30, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity	$ 953,476	29.3 %
Preferred stock	116,200	3.6
Long-term and short-term debt	1,255,015	38.6
Rate reduction bonds	926,870	28.5
	$ 3,251,561	100.0 %

Public Service Company of New Hampshire (PSNH)	As of June 30, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity	$ 420,161	31.4 %
Long-term and short-term debt	510,195	38.2
Rate reduction bonds	406,068	30.4
	$ 1,336,424	100.0 %

Western Massachusetts Electric Company (WMECO)	As of June 30, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity	$ 171,888	31.8 %
Long-term and short-term debt	252,023	46.6
Rate reduction bonds	116,823	21.6
	$ 540,734	100.0 %

4)   Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC and each additional EWG from that attributable to other subsidiaries of NU.

Retained earnings statement as of June 30, 2005:

	NGC	NU Consolidated
	(Thousands of Dollars)	
Beginning balance as of April 1, 2005	$ 49,879	$ 706,619
Additions:		
Net income/(loss)	12,294	(27,704)
Deductions:		
Cash dividends on common shares	8,000	43,694
Ending balance as of June 30, 2005	$ 54,173	$ 635,221

5)   A statement of revenues and net income for each EWG for the twelve months ending as of the end of the quarter:

Twelve Months Ended June 30, 2005	NGC
	(Thousands of Dollars)
Revenues	$155,240
Net Income	$ 44,767

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
August 25, 2005